UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

March 7, 2011

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Takashi Tsukamoto, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Mitsuaki Tsuchiya	Deputy President - Executive Officer Head of Internal Audit Group	Mizuho Trust & Banking Co., Ltd. Deputy President (Representative Director)

Mr. Takeo Nakano	Managing Director and Managing Executive Officer Head of Financial Control and Accounting Group and in charge of IT, Systems & Operations Group	Managing Director and Managing Executive Officer Head of Financial Control and Accounting Group

Mr. Masaaki Kono	Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Mr. Daisaku Abe	Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group	Managing Executive Officer Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning

Mr. Akira Moriwaki	Managing Executive Officer in charge of Asset Management Planning Office and Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.	Mizuho Trust & Banking Co., Ltd. Managing Executive Officer

Mr. Tetsuo Iimori	Executive Officer General Manager of Corporate Planning	General Manager of Corporate Planning

Mr. Setsu Onishi	Director	Deputy President (Representative Director) Head of Internal Audit Group

Mr. Hajime Saito	Director	Managing Director and Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Tatsuya Yamada	Retired	Executive Officer General Manager of Accounting

Name	New Position (to become effective in late June 2011)	Current Position
Mr. Mitsuaki Tsuchiya	Deputy President (Representative Director) Head of Internal Audit Group	(Mentioned above)

Mr. Masaaki Kono	Managing Director and Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group	(Mentioned above)

Mr. Yoshinobu Shigeji	Corporate Auditor (full-time)	Mizuho Bank, Ltd. Managing Executive Officer Branch Banking Division

Mr. Toshinari Iyoda	Corporate Auditor (full-time)	Mizuho Securities Co., Ltd. Managing Executive Officer Head of Investment Banking Group

Mr. Setsu Onishi	Retired	(Mentioned above)

Mr. Hajime Saito	Retired	(Mentioned above)

Mr. Tsuneo Morita	Retired	Corporate Auditor (full-time)

Mr. Shuzo Haimoto	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Mitsuaki Tsuchiya and Masaaki Kono as directors and the appointment of Messrs. Yoshinobu Shigeji and Toshinari Iyoda as corporate auditors are subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2011.

[Director and Corporate Auditor Nominees]

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2011)

Name	Mitsuaki Tsuchiya
Date of Birth	May 1, 1954
Education	Mar. 1977	Graduated from Faculty of Economics, the University of Tokyo
Business Experience

Joined in Apr. 1977

Executive Officer, General Manager of Executive

Secretariat of Mizuho Corporate Bank, Ltd.

Managing Executive Officer

Deputy President-Executive Officer of Mizuho Trust & Banking Co., Ltd.

Deputy President (Representative Director) (current)

Number of Shares of our common stock owned (as of September 30, 2010) : 11,850

Name	Masaaki Kono
Date of Birth	Feb. 24, 1957
Education	Mar. 1979	Graduated from Faculty of Economics, the University of Tokyo
Business Experience		Joined in Apr. 1979 Executive Officer, General Manager of Corporate Banking Division No. 8 of Mizuho Corporate Bank, Ltd. Managing Executive Officer (current)

Name	Yoshinobu Shigeji
Date of Birth	Apr. 30, 1956
Education	Mar. 1979	Graduated from Faculty of Commerce & Economics, Kobe University of Commerce
Business Experience

Joined in Apr. 1979

Executive Officer, General Manager of Nagoya-chuo

Branch of Mizuho Bank, Ltd.

Executive Officer, General Manager of Nagoya-chuo

Corporate Banking Department of Nagoya-chuo Branch

Executive Officer, General Manager of Corporate Banking

Planning Division

Executive Officer, General Manager of Corporate Banking

Planning Division and Head of Corporate Finance Support Office

Managing Executive Officer (current)

Name	Toshinari Iyoda
Date of Birth	Mar. 31, 1954
Education	Mar. 1977	Graduated from Faculty of Economics, the University of Tokyo
Business Experience

Joined in Apr. 1977

Managing Director, Head of Advisory Group No.1, Mizuho Securities Co., Ltd.

Managing Director, Head of Advisory Group No. 1, Head of Advisory Group No. 2

Managing Director, Head of Advisory Group

Managing Director, Head of Investment Banking Group I

Managing Director, Head of Global Investment Banking,

Head of Investment Banking Group

Managing Executive Officer, Joint Head of Global Investment Banking,

Co-Head of Investment Banking Group and in charge of Investment Banking Business Administration Dept.

Managing Executive Officer, Head of Investment Banking Group (current)

[Executive Officer Appointees]
Name	Akira Moriwaki
Date of Birth	Apr. 16, 1956
Education	Mar. 1980	Graduated from Faculty of Economics, Keio University
Business Experience

Joined in Apr. 1980

General Manager for Corporate Planning Department of Mizuho Trust & Banking Co., Ltd. (Trust & Custody Services Bank, Ltd.)

General Manager for Corporate Planning Department

General Manager of Corporate Planning Department

Executive Officer, General Manager of Corporate Planning Department

Managing Executive Officer (current)

Name	Tetsuo Iimori
Date of Birth	Sep. 12, 1960
Education	Mar. 1984	Graduated from Faculty of Economics, Keio University
Business Experience

Joined in Apr. 1984

General Manager of Fukushima Branch of Mizuho Bank, Ltd.

General Manager of Business Promotion Division for Employees of Corporate Customers

General Manager of Corporate Planning of Mizuho Financial Group, Inc. (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Masatoshi Yano	Deputy President (Representative Director) Compliance Group, Branch Banking Division, Branch Network Planning Division	Managing Executive Officer Corporate Banking Group

Mr. Yoshinori Yukimoto	Managing Director and Managing Executive Officer Credit Department	Managing Executive Officer Branch Banking Division

Mr. Masahiko Furutani	Managing Director and Managing Executive Officer Corporate Banking Group	Managing Executive Officer Corporate Banking Group (joint), IT & System Group (joint), Securities Division, Innovation Business Division, Lottery Division, Branch Banking Division

Mr. Makio Tanehashi	Managing Executive Officer Branch Banking Division	Managing Executive Officer Credit Department

Mr. Tadayuki Hagiwara	Managing Executive Officer IT & System Group, Operations Group, Customer Satisfaction Division	Managing Director and Managing Executive Officer IT & System Group, Operations Group, Customer Satisfaction Division

Mr. Toshitsugu Okabe	Managing Executive Officer Branch Banking Division	Managing Executive Officer Personal Banking Group

Mr. Kouji Kawakubo	Managing Executive Officer Branch Banking Division, Corporate Banking Group (joint)	Managing Executive Officer Corporate Banking Group (joint)

Mr. Yoshihide Akazawa	Managing Executive Officer Branch Banking Division, Lottery Division	Managing Executive Officer Branch Banking Division

Mr. Harusato Nihei	Managing Executive Officer Branch Banking Division, Corporate Banking Group (joint)	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Shirou Tomiyasu	Managing Executive Officer Credit Department	Executive Officer General Manager of Credit Supervision Division I, Head of Financial Service Support Office

Mr. Yasunori Tsujita	Managing Executive Officer Personal Banking Group	Executive Officer General Manager of Personal Marketing Division

Mr. Nobuyuki Nitta	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Compliance Division

Mr. Motohiro Kaneko	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Head Office

Mr. Yuuichi Tao	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Branch Banking Division

Mr. Kazuaki Fujioka	Executive Officer	General Manager of Marunouchi Branch

Mr. Hideki Shiraishi	Executive Officer	Mizuho Corporate Bank, Ltd. General Manager of Corporate Banking Division No.5

Mr. Tadashi Yanagawa	Executive Officer	General Manager of Tokyo-chuo Branch

Mr. Tarou Takahashi	Executive Officer	General Manager of Niigata Branch

Mr. Tsutomu Nomura	Executive Officer	General Manager of Corporate Finance Division

Mr. Shinya Yamamuro	Executive Officer	General Manager of Shibuya-chuo Branch

Mr. Yukihisa Matsumoto	Executive Officer	General Manager of Branch Banking Division -Personal Business Unit I

Mr. Shisou Kataoka	Executive Officer	General Manager of Credit and Alternative Investment Division

Mr. Katsuyuki Iuchi	Executive Officer	General Manager of Yaesuguchi Branch

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Osamu Harada	Executive Officer	General Manager of Corporate Strategy Division I

Mr. Takeru Watanabe	Executive Officer	General Manager of Personal Banking Division

Mr. Masahiko Chiba	Executive Officer	General Manager of Shibuya Branch

Mr. Masami Kamo	Executive Officer	General Manager of Wealth Marketing Division

Mr. Tetsuro Ueno	Retired	Deputy President (Representative Director) Compliance Group, Branch Banking Division, Branch Network Planning Division

Mr. Hisashi Nakamura	Retired	Managing Director and Managing Executive Officer Branch Banking Division

Mr. Takehiko Nishina	Retired	Managing Executive Officer Branch Banking Division

Mr. Kimiharu Mayama	Retired	Managing Executive Officer Credit Department

Mr. Yoshihiro Miura	Retired	Managing Executive Officer Branch Banking Division

Mr. Yoshinobu Shigeji	Retired	Managing Executive Officer Branch Banking Division

Mr. Hiroshi Tsujiuchi	Retired	Executive Officer General Manager of Treasury Division

Mr. Junji Irie	Retired	Executive Officer General Manager of Kobunacho Branch and General Manager of Kobunacho Branch Division I

Mr. Shinsuke Uchinashi	Retired	Executive Officer General Manager of Corporate Strategy Division III

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Koichiro Sakamoto	Retired	Executive Officer General Manager of Internal Audit Division

The appointment of Messrs. Masatoshi Yano, Yoshinori Yukimoto and Masahiko Furutani as directors is subject to approval at the general meeting of shareholders of MHBK to be held on April 1, 2011.

Name	New Position (to become effective in late June 2011)	Current Position
Mr. Yuuta Chiba	Corporate Auditor (full-time)	Mizuho Financial Group, Inc. General Manager of Internal Audit

Mr. Takuo Hirota	Retired	Corporate Auditor (full-time)

The appointment of Mr. Yuuta Chiba as corporate auditor is subject to approval at the regular general meeting of shareholders of MHBK to be held in late June 2011.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of March 29, 2011)	Current Position
Mr. Tetsuya Kawagishi	Retired	Managing Director and Managing Executive Officer Head of Global Transaction Banking Unit, Head of Global Asset Management Unit

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Tetsuo Hiramatsu	Deputy President (Representative Director)	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Information Officer, Chief Operations Officer

Mr. Mikito Nagai	Deputy President (Representative Director) Chief Auditor	Managing Executive Officer Head of Corporate Banking Unit

Mr. Shuichi Honda	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Operations Officer	Managing Executive Officer Head of Global Investment Banking Unit

Mr. Junichi Nishizawa	Managing Director and Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer

Mr. Keizo Ohashi	Managing Executive Officer Head of East Asia	Managing Executive Officer Head of Asia & Oceania

Mr. Yoshiyuki Fukuda	Managing Executive Officer Head of Corporate Banking Unit	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer

Mr. Hideyuki Takahashi	Managing Executive Officer Chief Financial Officer, Chief Portfolio Management Officer, Chief Information Officer	Managing Executive Officer Chief Financial Officer, Chief Portfolio Management Officer

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Kouichi Hasegawa	Managing Executive Officer Head of Global Investment Banking Unit	Executive Officer General Manager of Corporate Banking Division No.9

Mr. Shuichi Shimada	Managing Executive Officer Chief Compliance Officer, Chief Credit Officer	Executive Officer General Manager of Corporate Banking Division No.15

Mr. Kosuke Nakamura	Managing Executive Officer	Executive Officer General Manager of Singapore Branch

Mr. Hiroshi Suehiro	Managing Executive Officer Head of Asia & Oceania	Executive Officer General Manager of Corporate Banking Division No.7

Mr. Tadashi Kanki	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.8

Mr. Masayuki Yonetani	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Coordination Division

Mr. Nobuyuki Fujii	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.11

Mr. Masayuki Hoshi	Managing Executive Officer Head of Global Transaction Banking Unit, Head of Global Asset Management Unit	Executive Officer Joint Head of Corporate Banking Unit (Financial Institutions & Public Sector)

Mr. Tougo Shimizu	Executive Officer General Manager of IT & Systems Planning Division	Executive Officer General Manager of Executive Secretariat

Mr. Yasushi Yoshino	Executive Officer General Manager for International Banking Unit, General Manager of Corporate Banking Division No.1 of Mizuho Corporate Bank (China), Ltd.	General Manager for International Coordination Division, General Manager of Corporate Banking Division No.1 of Mizuho Corporate Bank (China), Ltd.

Mr. Hajime Fukuzawa	Executive Officer General Manager of Administration Division	General Manager of Americas Division

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Satoshi Miyazaki	Executive Officer General Manager of Corporate Banking Division No.6	General Manager of Corporate Banking Division No.6

Mr. Kazunori Hashimoto	Executive Officer General Manager of Human Resources Management Division	General Manager of Human Resources Management Division

Mr. Keiichiro Ogushi	Executive Officer General Manager of Corporate Banking Coordination Division	General Manager of Corporate Banking Division No.12

Mr. Tomoshige Jingu	Executive Officer General Manager of Nagoya Corporate Banking Division	General Manager of Nagoya Corporate Banking Division

Mr. Tatsufumi Sakai	Executive Officer Senior Corporate Officer of Strategic Planning Group	Senior Corporate Officer of Strategic Planning Group

Mr. Daisuke Yamada	Executive Officer General Manager of Industry Research Division	General Manager of Industry Research Division

Mr. Kentaro Akashi	Executive Officer General Manager of Hong Kong Corporate Banking Division No.1, General Manager of Hong Kong Corporate Banking Division No.2	General Manager of Hong Kong Branch

Mr. Amane Oshima	Executive Officer General Manager of International Treasury Division	General Manager of International Treasury Division

Mr. Masaya Nakafuji	Executive Officer General Manager of Corporate Banking Division No.11	General Manager of Kabutocho Corporate Banking and Securities Business Division

Mr. Andrew Dewing	Executive Officer General Manager of Europe Corporate Banking Division No.2	General Manager of Europe Corporate Banking Division No.2

Mr. Yutaka Miyamoto	Retired	Deputy President (Representative Director)

Mr. Hiroshi Motoyama	Retired	Deputy President (Representative Director) Chief Auditor

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Motoo Nagai	Retired	Managing Executive Officer

Mr. Masaaki Kono	Retired	Managing Executive Officer

Mr. Harusato Nihei	Retired	Managing Executive Officer

Mr. Shigeaki Katayama	Retired	Executive Officer General Manager of IT & Systems Planning Division

Mr. Noboru Akatsuka	Retired	Executive Officer General Manager of Corporate Banking Division No.18

Mr. Atsushi Takahashi	Retired	Executive Officer General Manager of Derivative Products Division

Mr. Sinya Aizawa	Retired	Executive Officer General Manager of Internal Audit Division

The appointment of Messrs. Mikito Nagai, Shuichi Honda and Junichi Nishizawa as directors is subject to approval at the general meeting of shareholders of MHCB to be held on April 1, 2011.

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Motoo Nagai	Deputy President - Executive Officer	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Mr. Yasuo Sakai	Managing Executive Officer	Executive Officer General Manager of Human Resources Department

Mr. Norio Miyashita	Managing Executive Officer	Executive Officer General Manager of Corporate Planning Department

Mr. Shuuichi Takemoto	Managing Executive Officer	Executive Officer General Manager of IT & Systems Planning Department

Mr. Shinya Tanaka	Managing Executive Officer	Executive Officer General Manager of Real Estate Planning Department

Mr. Masao Yoshikawa	Executive Officer General Manager of Asset Management Business Planning Department	Executive Officer General Manager of Investment Strategic Development Department

Mr. Masanori Taniguchi	Executive Officer General Manager of Nagoya Branch	General Manager of Pension Business Planning Department

Mr. Makoto Ihori	Executive Officer	General Manager of Trust Business Department II

Mr. Nobuaki Kitajima	Executive Officer General Manager of Fukuoka Branch	General Manager of Trust Business Department I

Mr. Makoto Okayama	Executive Officer General Manager of Trust Business Department III	General Manager of Trust Business Department III

Mr. Kazuhisa Sawa	Executive Officer General Manager of Corporate Planning Department	General Manager of Operations Planning Department

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Makio Muramoto	Executive Officer General Manager of Corporate Trust Business Department	General Manager of Corporate Trust Business Department

Mr. Nobumitsu Watanabe	Executive Officer General Manager of Treasury Department	General Manager of Treasury Department

Mr. Mitsuaki Tsuchiya	Director	Deputy President (Representative Director)

Mr. Yoriaki Takebe	Retired	Managing Director and Managing Executive Officer

Mr. Ryouichi Tahara	Retired	Managing Director and Managing Executive Officer

Mr. Haruyuki Kaneko	Retired	Managing Director and Managing Executive Officer

Mr. Eiji Sumikura	Retired	Managing Executive Officer

Mr. Shingo Unami	Retired	Executive Officer General Manager of Nagoya Branch

Mr. Masaya Nara	Retired	Executive Officer General Manager of Asset Management Business Planning Department

Name	New Position (to become effective in late June 2011)	Current Position
Mr. Motoo Nagai	Deputy President (Representative Director)	(Mentioned above)

Mr. Tadashi Ohi	Managing Director and Managing Executive Officer	Managing Executive Officer

Mr. Masaya Nara	Corporate Auditor (full-time)	(Mentioned above)

Mr. Ken Endo	Corporate Auditor	Sompo Japan Insurance Inc. Senior Managing Executive Officer

Mr. Mitsuaki Tsuchiya	Retired	(Mentioned above)

Mr. Eiji Mutoh	Retired	Director

Mr. Hiroyuki Sugahara	Retired	Corporate Auditor (full-time)

Mr. Yoichi Takamiya	Retired	Corporate Auditor

The appointment of Messrs. Motoo Nagai and Tadashi Ohi as directors and the appointment of Messrs. Masaya Nara and Ken Endo as corporate auditors are subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2011. Mr. Endo qualifies as an “outside corporate auditor” under the Company Law of Japan.

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Hideo Abe	Deputy President Head of Global Investment Banking, Head of Global Coverage, Head of Global Investment Banking Division, Head of investment Banking Group	Deputy President Head of Global Investment Banking, Head of Global Coverage (Japanese Clients), Head of Global Investment Banking Division

Mr. Hidetake Nakamura

Deputy President

Co-Head of Global Coverage,

Head of International Division,

Head of Asia & Middle East Committee,

Co-Head of Global Investment Banking Division,
in charge of Global Business

Infrastructure Committee

Deputy President Co-Head of International Division, Deputy Head of Global Business Infrastructure Committee

Mr. Hideki Nagasaki	Deputy President - Executive Officer In charge of Internal Audit Dept.	Managing Executive Officer In charge of Executive Secretariat and Human Resources Dept.

Mr. Hiroshi Motoyama	Deputy President - Executive Officer	Mizuho Corporate Bank, Ltd. Deputy President (Representative Director) Chief Auditor

Mr. Hajime Saito	Deputy President - Executive Officer	Mizuho Financial Group, Inc. Managing Director and Managing Executive Officer Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group

Mr. Hideo Gamou	Managing Director and Managing Executive Officer In charge of Investment Management Dept.	Managing Director and Managing Executive Officer In charge of Information Security Management Dept.

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Hiroto Koda	Managing Executive Officer In charge of Global Corporate Planning Dept., Strategic Research Dept., BCP Office and Corporate Communications Dept.	Executive Officer In charge of Global Corporate Planning Dept., Strategic Research Dept., BCP Office and Corporate Communications Dept., General Manager of Global Corporate Planning Dept.

Mr. Masaya Usuha	Managing Executive Officer In charge of Global Risk Management Group and Operational Risk Management Dept.	Executive Officer Head of Global Risk Management Group, in charge of Operational Risk Management Dept.

Mr. Yasushi Higo	Managing Executive Officer In charge of Finance & Accounting Group, Group Affiliates Management Dept., General Affairs Dept. and Information Security Management Dept.	Executive Officer In charge of Group Affiliates Management Dept. and General Affairs Dept.

Mr. Kenichi Minamitani	Managing Executive Officer Head of Legal & Compliance Division, in charge of Due Diligence Dept.	Managing Executive Officer Head of Legal & Compliance Division

Mr. Shigeaki Katayama	Managing Executive Officer Head of IT Division	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of IT & Systems Planning Division

Mr. Hideki Harima	Managing Executive Officer Head of Global Research Division, in charge of Investment Dept. and Securities Business Development Dept.	Managing Executive Officer Head of Global Research Division

Mr. Yoshio Shimizu	Managing Executive Officer Joint Head of Global Investment Banking Division, in charge of Investment Banking Business Administration Dept. and Investment Banking Business Coordination Dept.	Executive Officer In charge of Investment Banking Business Administration Dept. and Investment Banking Business Coordination Dept. (Attached to Global Investment Banking Division)

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Koji Muranaka	Managing Executive Officer Investment Banking Group	Executive Officer In charge of Investment Banking Group

Mr. Yasuhiko Endo	Managing Executive Officer Investment Banking Group, in charge of Corporate Finance Promotion Group	Executive Officer In charge of Investment Banking Group

Mr. Katsunori Nozawa	Managing Executive Officer Joint Head of Global Coverage Group, Deputy Head of Asia & Middle East Committee	Executive Officer Joint Head of Global Coverage Group, Deputy Head of Asia & Middle East Committee

Mr. James G.W. Reed	Managing Executive Officer Head of Global Markets, Head of Global Markets & Products Division, Joint Head of Global Research Division, Chairman of Mizuho Securities USA Inc.	Managing Executive Officer Head of Global Markets, Co-Head of Global Markets & Products Division, Joint Head of Global Research Division, Chairman of Mizuho Securities USA Inc.

Mr. Shuichi Goto

Managing Executive Officer

Head of Corporate Investment Services

& Retail Business Division,

Head of Retail Business Division,

in charge of

Retail Business Supervising Dept.

and Channel Business Development Group

Managing Executive Officer

Head of Corporate Investment Services

& Retail Business Division,

Head of Retail Business Division,

in charge of Retail Business Planning

& Coordination Dept.,

Financial Advisors Management Dept.,

Retail Business Supervising Dept.,

Business Development Dept.,

Wealth Management Dept.

and Direct Dept.

Mr. Yukihiro Take

Managing Executive Officer

Joint Head of Corporate Investment Services

& Retail Business Division,

Joint Head of Retail Business Division,

in charge of Retail Business Planning

& Coordination Dept.,

Financial Advisors Management Dept.

and Wealth Management Dept.

Executive Officer Chief Regional Officer of Block III

Mr. Shinichiro Kimura	Managing Executive Officer Branch Manager of Osaka Branch, in charge of Kansai Corporate Services Dept. and Osaka General Affairs Dept.	Executive Officer Branch Manager of Osaka Branch, in charge of Osaka General Affairs Dept.

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Naomi Tsumura	Executive Officer In charge of Executive Secretariat and Human Resources Dept.	Joint Head of Products Planning & Promotion Group

Mr. Kenji Fujii	Executive Officer Head of Global Risk Management Group	Joint Head of Global Risk Management Group, General Manager of Risk Management Dept.

Mr. Tatsuya Yamada	Executive Officer Head of Finance & Accounting Group	Mizuho Financial Group, Inc. Executive Officer General Manager of Accounting

Mr. Taiji Kumagai	Executive Officer General Manager of Information Security Management Dept.	General Manager of Information Security Management Dept.

Mr. Yoshiaki Nakase	Executive Officer In charge of Business Process Management Division and Corporate Support Dept., General Manager of Global Business Infrastructure Committee	General Manager of Global Business Infrastructure Committee

Mr. Hajime Takata	Executive Officer Joint Head of Global Research Division	Deputy Head of Global Research Division, General Manager of Fixed Income Research Dept.

Mr. Sadamu Yoshida	Executive Officer Investment Banking Group	General Manager of Investment Banking Dept. II

Mr. Shinya Hanamura	Executive Officer Head of Advisory Group	Head of Advisory Group

Mr. Takeshi Hashizume	Executive Officer Head of IB Products Group	Head of IB Products Group

Mr. Takayuki Kojima	Executive Officer Chief Regional Officer of Block I	Chief Regional Officer of Block I

Mr. Koji Kamino	Executive Officer Chief Regional Officer of Block II	Chief Regional Officer of Block II

Mr. Kazuyuki Fujiwara	Executive Officer Chief Regional Officer of Block III	General Manager of Corporate Business Planning Dept.

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Norimitsu Ohtsubo	Executive Officer General Manager of Head Office Sales Dept.	Executive Officer General Manager of Retail business Planning & Coordination Dept. and Financial Advisors Management Dept.

Mr. Kazuya Ishida	Executive Officer Branch Manager of Kyoto Branch	Branch Manager of Kyoto Branch

Mr. Akira Kawamura	Director	Deputy President Head of Global Business Infrastructure Committee

Mr. Fumio Kabashima	Retired	Deputy President In charge of Internal Audit Dept.

Mr. Yutaka Endo	Retired	Deputy President Head of Global Coverage (Global Clients), Head of International Division

Mr. Tadashi Jitoku	Retired	Managing Executive Officer Head of Business Process Management Division, in charge of Corporate Support Dept.

Mr. Kazunari Hakamada	Retired	Managing Executive Officer Head of IT Division

Mr. Junichi Nakamura	Retired	Managing Executive Officer Joint Head of International Division, Joint Head of Global Investment Banking Division, Head of Asia & Middle East Committee

Mr. Yukio Yamane	Retired	Managing Executive Officer Joint Head of Global Investment Banking Division

Mr. Toshinari Iyoda	Retired	Managing Executive Officer Head of Investment Banking Group

Mr. Koichiro Sugii	Retired	Managing Executive Officer Co-Head of Global Markets, Co-Head of Global Markets & Products Division, Joint Head of Global Research Division

Name	New Position (effective as of April 1, 2011)	Current Position
Mr. Toru Sakurai	Retired

Managing Executive Officer

Joint Head of Corporate Investment

Services & Retail Business Division,

Joint Head of Retail Business Division,

in charge of Corporate Business

Planning Dept.,

Corporate Investment Services Dept.,

Kansai Corporate Services Dept.

and Public & Financial Institutions

Investment Services Dept.

Mr. Osamu Honda	Retired	Executive Officer Head of Finance & Accounting Group, Deputy in charge of Corporate Communications Dept. and Operational Risk Management Dept.

Mr. Masahiro Takemura	Retired	Executive Officer In charge of Due Diligence Dept.

Mr. Hiroyuki Kono	Retired	Executive Officer Joint Head of Public & Financial Institutions Group

Mr. Takeaki Furihata	Retired	Executive Officer Head of Corporate Finance Promotion Group

Mr. Kazumasa Ito	Retired	Executive Officer General Manager of Head Office Sales Dept.

Mr. Mitsugu Yamakawa	Retired	Executive Officer Branch Manager of Shinjuku Branch

Mr. Toshihisa Tsumori	Retired	Executive Officer Head of Channel Business Development Group, in charge of Investment Dept., Investment Management Dept. and Securities Business Development Dept.

Name	New Position (effective as of April 11, 2011)	Current Position
Mr. Hidetake Nakamura	Deputy President Co-Head of Global Coverage, Co-Head of Global Investment Banking Division, Head of Asia Division, in charge of Global Business Infrastructure Committee	(Mentioned above)

Mr. Hideo Gamou	Managing Director and Managing Executive Officer In charge of Products Planning & Promotion Group	(Mentioned above)

Mr. Hiroto Koda

Managing Executive Officer

In charge of

Global Corporate Planning Dept.,

Strategic Research Dept.,

Overseas Office Administration Dept.,

Beijing Representative Office,

Shanghai Representative Office,

Mumbai Representative Office,

BCP Office

and Corporate Communications Dept.

(Mentioned above)

Mr. Kenichi Minamitani	Managing Executive Officer Head of Compliance Division, in charge of Legal Dept. and Due Diligence Dept.	(Mentioned above)

Mr. Yoshio Shimizu	Managing Executive Officer Joint Head of Global Investment Banking Division, In charge of Investment Banking Business Administration Dept.	(Mentioned above)

Mr. Koichi Kubo	Managing Executive Officer Investment Banking Group, Attached to Asia Division	Managing Executive Officer Head of Global Coverage Group, Investment Banking Group, Deputy Head of Asia & Middle East Committee

Mr. Katsunori Nozawa	Managing Executive Officer Investment Banking Group, Attached to Asia Division	(Mentioned above)

Name	New Position (effective as of April 11, 2011)	Current Position
Mr. Takaaki Kato	Managing Executive Officer Joint Head of Asia Division, Investment Banking Group, Chairman of Mizuho Securities Asia Limited	Managing Executive Officer Investment Banking Group

Mr. Hiroshi Yuki	Managing Executive Officer Joint Head of Global Markets & Products Division, in charge of Solutions Business Group and Global Markets Planning Dept.	Managing Executive Officer Joint Head of Global Markets & Products Division, Head of Products Planning & Promotion Group, in charge of Global Markets Planning Dept.

Mr. Yukihiro Take

Managing Executive Officer

Joint Head of Corporate Investment Services

& Retail Business Division,

Joint Head of Retail Business Division,

in charge of Retail Business Planning

& Coordination Dept.,

Financial Advisors Management Dept.

and Wealth Management Dept.,

Head of Direct Promotion Group

(Mentioned above)

Mr. Shinichiro Kimura	Managing Executive Officer Branch Manager of Osaka Branch, in charge of Kansai Corporate Services Dept.	(Mentioned above)

Mr. Mitsuo Hirakata	Managing Executive Officer Chairman of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc	Managing Executive Officer Joint Head of International Division, Chairman of Mizuho Securities UK Holdings Ltd., Chairman of Mizuho International plc

Mr. Shinya Hanamura	Executive Officer Head of Global Advisory Group	(Mentioned above)

Name	New Position (to become effective in late June 2011)	Current Position
Mr. Keisuke Yokoo	Chairman	President (Representative Director)

Mr. Hiroshi Motoyama	President (Representative Director)	(Mentioned above)

Mr. Hideki Nagasaki	Deputy President In charge of Internal Audit Dept.	(Mentioned above)

Name	New Position (to become effective in late June 2011)	Current Position
Mr. Hajime Saito	Deputy President	(Mentioned above)

Mr. Shuichi Goto

Managing Director

and Managing Executive Officer

Head of Corporate Investment Services

& Retail Business Division,

Head of Retail Business Division,

in charge of Retail Business Supervising Dept.

and Channel Business Development Group

(Mentioned above)

Mr. Yoshinobu Shigeji	Corporate Auditor	Mizuho Bank, Ltd. Managing Executive Officer Branch Banking Division

Mr. Takashi Kusama	Advisor	Chairman (Representative Director)

Mr. Akira Kawamura	Retired	(Mentioned above)

Mr. Hideto Sekiyama	Retired	Corporate Auditor (full-time)

Mr. Tsuneo Morita	Retired	Corporate Auditor

The appointment of Messrs. Keisuke Yokoo, Hiroshi Motoyama, Hideki Nagasaki, Hajime Saito and Shuichi Goto as directors and the appointment of Mr. Yoshinobu Shigeji as corporate auditor are subject to approval at the regular general meeting of shareholders of MHSC to be held in late June 2011.

Mr. Shigeji qualifies as an “outside corporate auditor” under the Company Law of Japan.